Exhibit 99.1

Nasdaq Date: July 2025 ESMA/2015/1597

Form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the competent authority)[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: MPC Container Ships ASA (ISIN: NO0010791353)

2. Reason for the notification (please tick the appropriate box or boxes):

☒ An acquisition or disposal of voting rights
☐ An acquisition or disposal of financial instruments
☐ An event changing the breakdown of voting rights
☐ Other (please specify)iii:

3. Details of person subject to the notification obligation:
Name: Thalassa Investment Co. S.A Castor Maritime Inc. MPCC CSI LTD. Thalvora Holdings GmbH MPC Capital AG MPC Capital Beteiligungsgesellschaft mbH & Co. KG MPC CSI GmbH	Liberia Marshall Islands Cyprus Germany Germany Germany Germany
4. Full name of shareholder(s) (if different from 3.)[v]: MPCC CSI LTD., Cyprus, being the acquiring entity.
5. Date on which the threshold was crossed or reachedvi: 4th July 2025
6. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 7.A)	% of voting rights through financial instruments (total of 7.B.1 + 7.B.2)	Total of both in % (7.A + 7.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	20.12%	-	20.12%	443,700,279
Position prior to the notification (if applicable)	19.99%	-	19.99%

7. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC)	Indirect (Art 10 of Directive 2004/109/EC)	Direct (Art 9 of Directive 2004/109/EC)	Indirect (Art 10 of Directive 2004/109/EC)
Equity (NO0010791353)	15,265,079	73,994,977	3.44%	16.68%

SUBTOTAL A	89,260,056		20.12%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n.a.

SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
n.a.

SUBTOTAL B.2

8. Information in relation to the person subject to the notification obligation (please tick the applicable box):

☐ Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

☒ Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

Thalassa Investment Co. S.A.
Castor Maritime Inc.
MPCC CSI LTD.	3.44		3.44
Thalvora Holdings GmbH
MPC Capital AG
MPC Capital Beteiligungsgesellschaft mbH & Co. KG
MPC CSI GmbH	16.68		16.68

9. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

10. Additional informationxvi:

Done at Hamburg on 4th of July 2025

Notes

i Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity).

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC; or (c) the holder of financial instruments referred to in Article 13(1) of Directive 2004/109/EC.

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 10 of Directive 2004/109/EC, the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 10 of that Directive, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 10 of that Directive, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 10 of that Directive, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 10 of that Directive, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9, under letters (a) to (d) of Article 10 of that Directive or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 10 of that Directive, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 10 of that Directive, the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 10 of that Directive, the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with national practices (e.g. identification of funds managed by management companies).

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the lowest applicable threshold in accordance with national law, please note that it might not be necessary in accordance with national law to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 13(1a) of Directive 2004/109/EC).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity has to be presented also in the cases, in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only thus the markets get always the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.).

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.